Filed Pursuant to Rule 424(b)(3)
Registration No. 333-150612

MOODY NATIONAL REIT I, INC.
SUPPLEMENT NO. 4 DATED JUNE 10, 2011
TO THE PROSPECTUS DATED APRIL 25, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 25, 2011 relating to our offering of up to $1,100,000,000 in shares of our common stock, as supplemented by Supplement No. 2, dated April 29, 2011, and Supplement No. 3, dated May 20. 2011.  Terms used and not otherwise defined in this Supplement No. 4 have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose:

•	the status of our public offering;

•	our acquisition of an interest in a mortgage loan; and

•
the extension of the maturity date with respect to a promissory issued by a wholly-owned subsidiary of our operating partnership in connection with our acquisition of an interest in the Residence Inn Property.

Status of Our Public Offering

We commenced our initial public offering of up to $1,100,000,000 in shares of our common stock on April 15, 2009. We are offering $1,000,000,000 in shares of our common stock in our primary offering and $100,000,000 in shares of our common stock pursuant to our distribution reinvestment plan. As of June 11, 2011, we had accepted investors’ subscriptions for and issued 366,355 shares of our common stock in our public offering, including 9,905 shares of our common stock issued pursuant to our distribution reinvestment plan, resulting in gross offering proceeds of $3,564,505. We will sell shares of our common stock in our initial public offering until the earlier of the date on which the maximum amount has been sold or April 15, 2012.

Acquisition of an Interest in a Mortgage Loan

On June 3, 2011, or the closing date, and effective as of May 5, 2011, or the effective date, we, directly and indirectly through our subsidiaries, entered into the transactions described herein in connection with our acquisition of an interest in a Real Estate Lien Note issued by Moody National HP Grapevine Trust, a Delaware statutory trust, or the trust, in favor of Patriot Bank, a Texas banking association, or the lender, in the original principal amount of $13,000,000, or the mortgage note. The mortgage note is secured by a hotel property located at 2220 Grapevine Mills Circle West, Grapevine, Texas and is commonly known as the Hyatt Place Grapevine Hotel, or the property.

Joint Venture Investment

On the closing date, Moody National Operating Partnership I, L.P., our operating partnership, Moody National Mortgage Corporation, or Moody National Mortgage, an affiliate of our sponsor controlled by Brett C. Moody, our chairman and chief executive officer, and certain of the holders of ownership interests in the trust, or the trust members, entered into the limited liability company agreement, or the joint venture agreement, of MNHP Note Holder, LLC, a Delaware limited liability company, which we refer to as the “joint venture.”  Our operating partnership made an initial capital contribution to the joint venture in the amount of $1,080,000 and owns an approximately 73.5% membership interest in the joint venture. Our operating partnership’s initial capital contribution to the joint venture was funded with proceeds from our initial public offering. The trust members made an initial capital contribution of $181,000 to the joint venture and collectively own an approximately 12.5% membership interest in the joint venture. As described in greater detail below, Moody National Mortgage owns an approximately 14% membership interest in the joint venture, which Moody National Mortgage received as consideration for providing a guaranty of the joint venture’s obligations under the acquisition note (as discussed below). Our operating partnership will make an additional capital contribution to the joint venture of approximately $89,000 as funds become available and our operating partnership’s percentage membership interest in the joint venture will increase proportionately as a result of such additional capital contribution.

The joint venture agreement provides that our operating partnership will be the manager of the joint venture and, except with respect to matters requiring the approval of all of the members of the joint venture pursuant to the joint venture agreement or applicable law, our operating partnership will have sole power and authority to manage the business and affairs of the joint venture. In addition, so long as Moody National Mortgage or Moody National Management, L.P., an affiliate of our sponsor, or Moody National Management, has any outstanding guaranty of any indebtedness of the joint venture, (1) our operating partnership will in good faith consult with Moody National Mortgage and consider any proposals or recommendations of Moody National Mortgage regarding any possible refinancing of indebtedness on the mortgage note or any sale of the mortgage note and (2) any sale of the mortgage note will require the consent of Moody National Mortgage, which consent will not be unreasonably withheld. Pursuant to the joint venture agreement, no member of the joint venture may transfer all or part of its membership interest in the joint venture without the prior written consent of our operating partnership.

Pursuant to the terms of the joint venture agreement, Moody National Mortgage is entitled to receive approximately 14% of all distributions of cash from operations of the joint venture and our operating partnership and the trust members are entitled to receive the remaining approximately 86% of distributions of cash from operations of the joint venture in proportion to their respective membership interests in the joint venture. The joint venture agreement provides that cash proceeds from a sale, exchange, refinancing or other disposition of the mortgage note will be distributed as follows: (1) first, to each member of the joint venture in proportion to their respective unreturned capital contributions to the joint venture until each member’s unreturned capital contributions have been reduced to zero; (2) second, to Moody National Mortgage until Moody National Mortgage has been distributed an amount equal to approximately 14% of all distributions made to all members of the joint venture (inclusive of all prior distributions); and (3) thereafter, approximately 14% to Moody National Mortgage and approximately 86%  to our operating partnership and the trust members in proportion to their respective membership interests in the joint venture.

Note Acquisition

On the closing date and effective as of the effective date, we acquired an indirect interest in the mortgage note through the joint venture. As of the closing date, the mortgage note had an outstanding principal balance of $12,759,199 and all accrued interest and fees due and payable on the mortgage note had been paid by the trust.

The joint venture acquired the mortgage note for an aggregate purchase price of $12,759,199, exclusive of closing costs. The joint venture financed the payment of the purchase price for the mortgage note with (1) a capital contribution to the joint venture from our operating partnership in the amount of $1,080,000, (2) a capital contribution to the joint venture from the trust members in the amount of $181,000, and (3) the proceeds of a loan from the lender evidenced by a promissory in the aggregate principal amount of $11,483,280, or the acquisition note. For additional information on the terms of the acquisition note, see “Financing of Note Acquisition” below.

On the closing date and effective as of the effective date, the joint venture and the trust entered into a Renewal, Extension and Modification Agreement which extended the term of the mortgage note and amended the terms of the mortgage note. The entire unpaid principal balance of the mortgage note and all accrued and unpaid interest thereon will be due and payable in full on February 1, 2018, or the maturity date. The mortgage note bears interest at a fixed rate of 5.15% per annum from the closing date through August 21, 2012, or the first change date. For the period from the first change date through August 21, 2015, or the second change date, the mortgage note will bear interest at a fixed rate equal to (1) the variable interest rate per annum published in The Wall Street Journal as the “Prime Rate” for the U.S., or the prime rate, in effect as of the first change date, plus (2) 1.90%, provided that in no event will the interest rate exceed the maximum interest rate permitted by applicable law, or the maximum rate. For the period from the second change date through the maturity date, the mortgage note will bear interest at a fixed rate equal to (1) the prime rate in effect as of the second change date, plus (2) 1.90%, provided that in no event will the interest rate exceed the maximum rate. All amounts of principal and interest due under the mortgage note that are more then ten days past due will bear interest at a rate equal to the applicable interest rate due under the mortgage note for such amounts plus 5.0%. The trust may prepay the mortgage note, in whole or in part, at any time without penalty or premium.

The trust’s obligations under the mortgage note are secured by, among other things, (1) a Deed of Trust, Security Agreement and Financing Statement by the trust for the benefit of the lender with respect to the property, or the deed of trust, and (2) an Assignment of Rents by the trust for the benefit of the lender with respect to the property, or the assignment of rents. On the closing date and effective as of the effective date, the deed of trust, the assignment of rents, the mortgage note and all other loan documents related to the mortgage note were assigned from the lender to the joint venture pursuant to an Assignment of Note and Liens by and between the lender and the joint venture.

The Hyatt Place Grapevine Hotel contains 125 rooms, is comprised of 70,646 gross square feet and is located on a 2.49 acre parcel of land. The property is located adjacent to the Grapevine Mills shopping mall and the Dallas/Fort Worth International Airport is approximately two miles south of the property. The property was constructed in 1995 and was renovated in 2007-2008 in connection with the property’s conversion from an AmeriSuites to a Hyatt Place.  Amenities at the property include a main lobby area, a café serving continental breakfast and other meals, a lobby area bar and lounge, a commercial kitchen area, service and support areas, three meeting rooms, a business center, a fitness center, a commercial laundry area and a heated swimming pool. The property includes paved surface parking for 128 vehicles, including 6 handicapped parking spaces.

Financing of Note Acquisition

In connection with the acquisition of the mortgage note, on the closing date and effective as of the effective date, the joint venture borrowed $11,483,280 from the lender pursuant to the acquisition note and the Commercial Loan Agreement by and among the lender, the joint venture, Moody National Mortgage, Moody National Management, Moody National Realty and Brett C. Moody, or the loan agreement.

The entire unpaid principal balance of the acquisition note and all accrued and unpaid interest thereon will be due and payable in full on May 5, 2018, or the acquisition note maturity date. The acquisition note bears interest at a fixed rate of 3.00% per annum through the first change date. For the period from the first change date through the second change date, the acquisition note will bear interest at a fixed rate equal to (1) the prime rate in effect as of the first change date, minus (2) 0.25%, provided that in no event will the interest rate exceed the maximum rate. For the period from the second change date through the acquisition note maturity date, the acquisition note will bear interest at a fixed rate equal to (1) the prime rate in effect as of the second change date, minus (2) 0.25%, provided that in no event will the interest rate exceed the maximum rate. After the occurrence of and during the continuance of any event of default under the loan agreement, the unpaid principal balance of the acquisition note and all accrued and unpaid interest thereon will bear interest at the maximum rate. The lender may collect a late fee in the amount of 5.0% of any installment of principal and interest due under the acquisition note that is more then ten days past due. The acquisition note may be prepaid, in whole or in part, at any time without penalty or premium.

The loan agreement provides for customary events of default, some with corresponding cure periods, including, without limitation, payment defaults, breaches of covenants or representations in the loan agreement or any other loan document, bankruptcy related defaults, the dissolution or liquidation of the joint venture and the occurrence of any material adverse effect (as defined in the loan agreement). The loan agreement also provides that it will be an event of default if, among other events, our operating partnership and Moody National Realty cease to collectively own and control, directly or indirectly, at least 51% of the equity interests in the joint venture or our operating partnership ceases to serve as the sole manager of the joint venture. Upon an uncured event of default under the loan agreement, the lender may declare all amounts due under the acquisition note immediately due and payable in full.

The performance of the obligations of the joint venture under the acquisition note is secured by a Collateral Assignment of Note and Liens by and between the joint venture and the lender, or the collateral assignment, pursuant to which the joint venture pledged and collaterally assigned to the lender, and granted the lender a security interest in, all of joint venture’s right, title and interest in and to, among other items, (1) the mortgage note and all indebtedness evidenced thereby, (2) the deed of trust, (3) all other loan documents relating to the mortgage note, and (4) all right, title, interest and claims of the joint venture as the owner of the mortgage note, including any and all payments of any kind payable to the joint venture by the trust by reason of the joint venture’s ownership of the mortgage note. Pursuant to the collateral assignment, upon any event of default under the loan agreement or the collateral assignment, all amounts due and payable by the trust under the mortgage note will be due and payable to the lender.

In addition, Moody National Mortgage, Moody National Management and Moody National Realty have each unconditionally and irrevocably guaranteed the prompt payment when due of all of the joint venture’s obligations under the acquisition note and the collateral assignment and Brett C. Moody has provided a limited guaranty of the joint venture’s obligations under the acquisition note and the collateral assignment.

Extension of Maturity Date of Promissory Note

As previously disclosed, in connection with our acquisition of an indirect interest in the Residence Inn Property located in Atlanta, Georgia, Moody National Perimeter REIT JV Member, LLC, a wholly-owned subsidiary of our operating partnership, or the REIT JV Member, issued a promissory note in the aggregate principal amount of $200,000, or the Residence Inn note, to Moody National RI Perimeter TO, LLC, a limited liability company wholly owned by Brett C. Moody, our chairman and chief executive officer, or the Moody JV Member.  The entire principal amount of the Residence Inn note and all accrued and unpaid interest thereon was originally due and payable in full on May 27, 2011. On June 9, 2011, the REIT JV Member and the Moody JV Member entered into an amendment to the Residence Inn note, effective as of June 3, 2011, that extended the maturity date of the Residence Inn note for an additional year to May 27, 2012.